EXHIBIT 99.1
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[PHOTOGRAPHS OMITTED]                                         [LOGO OMITTED]

          THE PREMIUM VALUE,                                 CANADIAN NATURAL
    DEFINED GROWTH, INDEPENDENT
                                                               NEWS RELEASE

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                  CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
                  THIRD QUARTER 2006 UPDATE ON THE PROGRESS OF
                         THE HORIZON OIL SANDS PROJECT
          CALGARY, ALBERTA - OCTOBER 26, 2006 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural") is pleased to provide its regular quarterly update on the Horizon Oil Sands Project ("Horizon Project").

HORIZON PROJECT STATUS SUMMARY
                                                           JUNE 30,    SEPTEMBER 30,     DECEMBER 31,
                                                            2006           2006             2006
                                                           ------      -------------        ----
                                                           ACTUAL      ACTUAL   PLAN        PLAN
                                                           ------      ------   ----        ----
Phase 1 - Work progress (cumulative)                         36%         47%     44%         55%
Phase 1 - Construction capital spending* (cumulative)        37%         48%     49%         58%

* RELATES TO OVERALL PHASE 1 PROJECT CAPITAL OF $6.8 BILLION

"Our well defined execution strategy continues to deliver as we approach the halfway point of construction. We are seeing strong productivity and hard work from our project team, contractors and craftsmen," commented Real Doucet, Senior Vice-President, Oil Sands. "The Horizon Project achieved significant construction milestones during the third quarter of 2006, while maintaining excellent safety performance."

Our labour strategy continues to attract skilled Canadian workers from other regions of Canada and in early October we had in excess of 3,200 craftsmen, supervisors and employees on site. The fly-in / fly-out program was expanded during the quarter with regular flights to cities in British Columbia, Manitoba, Ontario, Quebec, New Brunswick and Newfoundland and Labrador.

During the third quarter of 2006, we awarded a further C$400 million of contracts, including several that were previously deferred in order to optimize pricing. This brings us to C$4.8 billion in awarded contracts. To date, we have received over 600 modules and oversized loads on site and installed over half of them. Additionally, all major plants have been passed through hazard/operability engineering review without requiring major scope change, providing even greater cost certainty. The construction is at a point where the critical foundations are complete and the site is transitioning as we erect steel, place modules and set equipment. The foundation risks are behind us and we are advancing the above ground work at a good pace.

We continue to effectively execute our well defined strategies and at this point in time for the work done to date (engineering, procurement and construction) which translates to a 47% overall project completion level, we are at our target cost forecast. Field construction itself is about one third complete and we are transitioning into the mechanical and piping stage where we will face many new challenges, including ongoing cost pressures on non-issued contracts, productivity on the job site and usage of overtime.

We have now entered into the majority of our construction contracts and as we move through the last 53% of the overall project, the aforementioned challenges and associated cost pressures are causing cost estimates for certain isolated pieces of the project to be above target cost. However, such cost increases are not expected to, in aggregate, result in total costs of the project being materially different than the original target cost of $6.8 billion. Further, we remain on track for commissioning during the third quarter of 2008.

                                                                         PAGE 2
===============================================================================

ACCOMPLISHED DURING THE THIRD QUARTER OF 2006

DETAILED ENGINEERING

o Completed in excess of 90% overall detailed engineering model reviews in all areas, reducing potential for scope changes.

o   Completed all 90% 3-D model reviews.

PROCUREMENT

o Awarded in excess of C$400 million of contracts and purchase orders in the quarter bringing awards-to-date to over C$4.8 billion, with a further C$200 million in various stages of the tender process.

o   Awarded several key mechanical contracts and ordered mine shovels.

MODULARIZATION

o To date, in excess of 640 oversized loads, or 38% of Phase 1 totals, have been transported to site. Winter freeze up will enable transportation of ultra heavy loads similar to last winter.

CONSTRUCTION

o   Completed approximately 33% of the construction effort.

o   Set 295 piperack modules for total progress of 63% complete.

o Received and installed first seven Inclined Plate Separator ("IPS") units in Froth Treatment.

o Mine Overburden Administration and Maintenance Facility were completed and occupied.

o   Completed site preparation and underground facilities.

o Camp 1 occupancy at 92%, Camp 2 occupancy at 33% and Camp 3 construction significantly complete. |X| Commenced Tar River Diversion and Raw Water Pond construction project.

MILESTONES FOR THE FOURTH QUARTER OF 2006

o   Completion  and  occupation  of  the  Bitumen   Production   Administration
    building.

o   Camp 3 ready for occupancy.

o Complete construction of Mechanically Stabilized Earth Shear Wall in the Ore Preparation Plant.

o   Commence installation of Primary Upgrading large bore piping.

o   Mobilize R1 & R2 pump house contractor for piping corridors.

o   Start Floatation Cell and Pump Box installation for Extraction

A picture gallery providing visual updates on construction progress is available on the Company's website (http://www.cnrl.com/horizon/about_horizon/ photo_gallery.html).

The Company's results for the third quarter of 2006 will be released on November 1, 2006. A conference call will be held on that day at 9:00 a.m. Mountain Daylight Time, 11:00 a.m. Eastern Daylight Time.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

FORWARD-LOOKING STATEMENTS

Certain statements in this document or documents incorporated herein by reference for Canadian Natural Resources Limited (the "Company") may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because of the context of the statements including words such as "believes", "anticipates", "expects", "plans", "estimates", or words of a similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; foreign currency exchange rates; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against

                                                                         PAGE 3
===============================================================================

terrorists or insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the availability and cost of seismic, drilling and other equipment; ability of the Company to complete its capital programs; ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the ability of the Company to attract the necessary labour required to build its projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas; availability and cost of financing; success of exploration and development activities; timing and success of integrating the business and operations of acquired companies; production levels; uncertainty of reserve estimates; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); asset retirement obligations; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent, and the Company's course of action would depend upon its assessment of the future considering all information then available. Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company assumes no obligation to update forward-looking statements should circumstances or the Company's estimates or opinions change.



For further information, please contact:

                       CANADIAN NATURAL RESOURCES LIMITED
                          2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                    T2P 4J8

                                    ALLAN P. MARKIN                     DOUGLAS A. PROLL
TELEPHONE:  (403) 514-7777                 Chairman          Chief Financial Officer and
FACSIMILE:  (403) 517-7370                                Senior Vice-President, Finance
EMAIL:      ir@cnrl.com            JOHN G. LANGILLE
WEBSITE:    www.cnrl.com              Vice-Chairman                      COREY B. BIEBER
                                                                         Vice-President,
TRADING SYMBOL - CNQ                  STEVE W. LAUT                   Investor Relations
Toronto Stock Exchange                President and
New York Stock Exchange     Chief Operating Officer

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[PHOTOGRAPHS OMITTED]                                         [LOGO OMITTED]

          THE PREMIUM VALUE,                                 CANADIAN NATURAL
    DEFINED GROWTH, INDEPENDENT
                                                               NEWS RELEASE

--------------------------------------------------------------------------------


             CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES DIVIDEND CALGARY, ALBERTA - NOVEMBER 1, 2006 - FOR IMMEDIATE RELEASE


Canadian Natural Resources Limited announces its Board of Directors has declared a quarterly cash dividend on its common shares of C$0.075 (seven and one half cents) per common share. The dividend will be payable January 1, 2007 to shareholders of record at the close of business on December 15, 2006.


Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.


For further information, please contact:

                       CANADIAN NATURAL RESOURCES LIMITED
                          2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                    T2P 4J8

                                    ALLAN P. MARKIN                   DOUGLAS A. PROLL
TELEPHONE:  (403) 514-7777                 Chairman        Chief Financial Officer and
FACSIMILE:  (403) 517-7370                              Senior Vice-President, Finance
EMAIL:      ir@cnrl.com            JOHN G. LANGILLE
WEBSITE:    www.cnrl.com              Vice-Chairman                    COREY B. BIEBER
                                                                       Vice-President,
TRADING SYMBOL - CNQ                  STEVE W. LAUT                 Investor Relations
Toronto Stock Exchange                President and
New York Stock Exchange     Chief Operating Officer

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[PHOTOGRAPHS OMITTED]                                         [LOGO OMITTED]

          THE PREMIUM VALUE,                                 CANADIAN NATURAL
    DEFINED GROWTH, INDEPENDENT
                                                               NEWS RELEASE

--------------------------------------------------------------------------------


                  CANADIAN NATURAL RESOURCES LIMITED COMPLETES
                   ACQUISITION OF ANADARKO CANADA CORPORATION
          CALGARY, ALBERTA - NOVEMBER 2, 2006 - FOR IMMEDIATE RELEASE


Canadian Natural Resources Limited ("Canadian Natural") announces that the agreement ("the Arrangement") whereby Anadarko Canada Corporation ("ACC") will become a wholly owned subsidiary of Canadian Natural has been completed effective November 2, 2006 with no adjustments to the previously announced aggregate consideration of US$4.075 billion.

Canadian Natural will immediately integrate ACC into its ongoing operations. ACC's land and production base are all located in Western Canada and are high quality, concentrated natural gas weighted assets with strong netbacks and a long reserve life. ACC produces in excess of 350 million cubic feet of natural gas per day and approximately 9 mbbl/d of light crude oil and NGLs production and will provide additional upside to Canadian Natural's already strong natural gas project portfolio in Canada. The assets also include approximately 1.5 million net undeveloped acres and key strategic facilities in the high growth areas of Northeast British Columbia and Northwest Alberta.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and offshore West Africa.

FORWARD-LOOKING STATEMENTS

Certain statements in this document or documents incorporated herein by reference for Canadian Natural Resources Limited (the "Company") may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because of the context of the statements including words such as "believes", "anticipates", "expects", "plans", "estimates", or words of a similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; foreign currency exchange rates; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists or insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the availability and cost of seismic, drilling and other equipment; ability of the Company to complete its capital programs; ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the ability of the Company to attract the necessary labour required to build its projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas; availability and cost of financing; success of exploration and development activities; timing and success of integrating the business and operations of acquired companies; production levels; uncertainty of reserve estimates; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); asset retirement obligations; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent, and the Company's course of action would depend upon its assessment of the future considering all information then available. Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive.

                                                                         PAGE 2
===============================================================================

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company assumes no obligation to update forward-looking statements should circumstances or the Company's estimates or opinions change.



For further information, please contact:

                       CANADIAN NATURAL RESOURCES LIMITED
                          2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                    T2P 4J8

                                    ALLAN P. MARKIN                     DOUGLAS A. PROLL
TELEPHONE:  (403) 514-7777                 Chairman          Chief Financial Officer and
FACSIMILE:  (403) 517-7370                                Senior Vice-President, Finance
EMAIL:      ir@cnrl.com            JOHN G. LANGILLE
WEBSITE:    www.cnrl.com              Vice-Chairman                      COREY B. BIEBER
                                                                         Vice-President,
TRADING SYMBOL - CNQ                  STEVE W. LAUT                   Investor Relations
Toronto Stock Exchange                President and
New York Stock Exchange     Chief Operating Officer